UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number:  001-41356

Electra Battery Materials Corporation

(Translation of registrant’s name into English)

133 Richmond Street West, Suite 602

Toronto, Ontario, M5H 2L3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTRA BATTER MATERIALS CORPORATION
(Registrant)

Date: November 27, 2024	By:	/s/ Trent Mell
		Name:	Trent Mell
		Title:	Chief Executive Officer and Director

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Indenture by and between Electra Battery Materials Corporation, the Guarantors, and GLAS Trust Company dated November 27, 2024
99.2	Supplemental Indenture between Electra Battery Materials Corporation, the Guarantors, and GLAS Trust Company, LLC dated November 27, 2024
99.3	Warrant Indenture between Electra Battery Materials Corporation and TSX Trust Company dated November 27, 2024
99.4	Second Supplemental Warrant Indenture between Electra Battery Materials Corporation and TSX Trust Company dated November 27, 2024
99.5	Limited Waiver, by and among Electra Battery Materials Corporation, the Guarantors, the Holders, and GLAS Trust Company, LLC dated November 27, 2024